Exhibit 99.1

NEWS RELEASE

Endeavour Silver Intersects 448 gpt Silver and 14.0 gpt Gold Over a 4.6 Meter Width in the Daniela Vein at the Guanajuato Mine in Mexico
__________________________________________________________________

Vancouver, Canada – September 19, 2011 - Endeavour Silver Corp. (NYSE: EXK, TSX: EDR, Frankfurt: EJD) announces that exploration drilling in the Lucero South area of Endeavour’s Guanajuato Mines project in Guanajuato State, Mexico continues to intersect high silver and gold grades over mineable widths in the recently discovered Daniela vein.

Drilling highlights in the Daniela vein include 448 grams per tonne (gpt) silver and 14.0 gpt gold over 4.61 meters (m) true width (31.4 ounces per ton (opT) silver equivalent based on a silver: gold ratio of 45:1 over 15.1 feet (ft)) in hole DN-17; and 170 gpt silver and 7.73 gpt gold over 7.14 m (15.1 opT silver equivalent over 23.4 ft in hole DN-21.

Drill results are as follows:
DANIELA DRILL RESULTS
Hole	Vein	From	Core Length	True Width	Ag	Au
		(m)	(m)	(m)	(g/t)	(g/t)
DN-11	Daniela	84.55	4.30	2.64	338	2.34
	Incl	84.95	0.85	0.55	904	1.45
	FW Daniela	102.90	3.40	2.59	311	5.80
	Incl	102.90	0.50	0.21	884	19.60
DN-14	HW Vein	137.20	3.75	2.15	142	0.95
	Daniela	143.50	4.35	2.80	302	2.90
	Incl	145.00	0.75	0.48	680	2.07
DN-15	Daniela	194.40	5.60	2.80	252	5.68
	Including	199.30	0.70	0.35	804	35.70
	FW Vein	211.90	0.90	0.38	83	4.28
DN-17	Daniela	118.55	6.30	4.61	448	14.02
	Incl	119.35	0.90	0.66	1,240	39.50
	FW Daniela	140.45	1.60	1.21	164	1.88
DN-19	Daniela	97.95	1.75	1.42	196	0.32
	FW Vein	125.55	0.20	0.07	1,580	5.02
	FW Daniela	129.40	2.55	2.21	515	3.98
	Incl	130.45	0.70	0.61	1,110	2.93
DN-21	Daniela	213.70	19.25	7.14	170	7.73
	Incl	219.20	0.65	0.20	1,195	32.50

Barry Devlin, Vice President Exploration for Endeavour, commented: “Our exploration drilling at Guanajuato continues to extend the high grade, gold-silver mineralization over substantial vein widths to the north within the Daniela vein.  We currently have two drill rigs working in Guanajuato to continue drilling the northern extent of Daniela, and we have multiple drill targets still remaining to test this year.”

Barry Devlin, M.Sc., P.Geo. Vice President, Exploration is the Qualified Person who reviewed this news release and supervised the drilling programs on the Guanajuato Mine properties.  A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results.  All samples were split at the Guanajuato field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis.  Gold and silver are determined by fire assay with an atomic absorption (AA) finish and other elements are determined by AA.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chairman and CEO

About Endeavour Silver Corp. – Endeavour Silver is a mid-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted six consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier mid-tier silver mining company.

Contact Information - For more information, please contact Hugh Clarke Toll free at 877-685-9775, or tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com, website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2011 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.